Exhibit (a)(1)(C)

Offer to Purchase for Cash
Up To 4,440,000 Ordinary Shares
of
Elron Electronic Industries Ltd.
at
$12.00 Net Per Share
by
Discount Investment Corporation Ltd.

The Offer Period and Withdrawal Rights will Expire at 10:00 a.m., New York Time, and 5:00 p.m., Israel Time,
Wednesday, November 29, 2006, Unless the Offer is Extended.

October 25, 2006

To Brokers, Dealers, Commercial Banks,
  Trust Companies and Other Nominees:

        We have been appointed by Discount Investment Corporation Ltd. (the “Purchaser”), to act as Information Agent in connection with the Purchaser’s offer to purchase up to 4,440,000 ordinary shares, par value NIS 0.003 per share (the “Shares”) of Elron Electronic Industries Ltd. (“Elron”), at a price of $12.00 per Share, net to the seller in cash, less any required withholding taxes and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated October 25, 2006 (the “Offer to Purchase”) and the related Letter of Transmittal (which, as amended from time to time, together constitute the “Offer”) enclosed herewith. The description of the Offer in this letter is only a summary and is qualified by all the terms of, and conditions to, the Offer set forth in the Offer to Purchase and Letter of Transmittal.

        Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

        We urge you to contact your clients as promptly as possible. Please note that the period of the Offer and withdrawal rights expire at 10:00 a.m., New York time, and 5:00 p.m., Israel Time on Wednesday, November 29, 2006 (the “Expiration Date”), unless the Offer is extended.

        Your attention is directed to the following:

        1.  The offer price is $12.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest.

        2.  The Purchaser has obtained an approval from the Israeli Tax Authority, or the ITA, with respect to the Israeli withholding tax rates applicable to shareholders as a result of the purchase of Shares pursuant to the Offer. Based on the approval, the U.S. Depositary, as the Purchaser’s agent, may be required to withhold 10.25% of the gross proceeds payable to shareholders who tender their Shares in the Offer. Accordingly, if your client determines to tender his or her Shares in the Offer, you should also request instructions as to whether he or she is eligible for (i) an exemption from Israeli withholding tax by completing the enclosed Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”) or (ii) otherwise eligible for an exemption or a more favorable Israeli withholding tax rate.

        In general, if your client(s) certifies, by completing the Declaration Form, that it is (1) NOT a “resident of Israel” for purposes of the Israeli Income Tax Ordinance, or (2) a bank, broker or financial institution resident in Israel that (A) is holding the Shares solely on behalf of its beneficial shareholder(s) (so-called “street name” holders), and (B) is subject to the provisions of the Ordinance and regulations promulgated thereunder relating to the withholding of Israeli tax, including with respect to the cash payment (if any) made by it to its beneficial shareholder(s) with respect to Shares tendered by them and accepted for payment by the Purchaser pursuant to the Offer (an “Eligible Israeli Broker”), your client is eligible for an exemption from Israeli withholding tax. See Section 2 and Section 5 of the Offer to Purchase. With respect to U.S. backup withholding taxes, see Section 5 of the Offer to Purchase.

        The Purchaser, with the assistance of the U.S. Depositary and the Depository Trust Company (“DTC”), has established a procedure whereby, if (and only as long as you may tender the Shares on behalf of your clients pursuant to the Offer) you tender Shares in the Offer through DTC, you will be able to classify, electronically, the Shares into the following categories: (1) Shares that are tendered on behalf of your clients who certified to you, by completing the Declaration Form, that they are eligible for an exemption from Israeli withholding tax (“Category One Shares”), and (2) Shares that are tendered on behalf of your clients who are not eligible for such exemption.

        By so classifying, through such DTC system, you will be deemed to certify to the U.S. Depositary and to the Purchaser that based on a careful review of the Declaration Forms received by you, the Shares that you classified as Category One Shares, are held by non-Israeli residents and/or Eligible Israeli Broker(s). You are reminded that the ITA has the right to audit the Declaration Forms, and if you refuse, Israeli withholding tax may be imposed. If you fail to meet the deadlines for tendering Shares in the Offer, make untimely classifications or make incorrect classifications, you will be required to claim any withholding tax directly from the ITA. NOTE: A CLIENT OF YOURS THAT IS AN ELIGIBLE ISRAELI BROKER MAY COMPLETE THE DECLARATION FORM IF IT IS HOLDING THE SHARES SOLELY ON BEHALF OF HIS CLIENTS, THE BENEFICIAL SHAREHOLDERS.

        For further details, you may approach either us or DTC.

        3.  The Offer is being made for up to 4,440,000 Shares.

        4.  Shareholders may tender their Shares until 10:00 a.m., New York time, and 5:00 p.m., Israel Time, on the Expiration Date (unless the Offer is extended by the Purchaser). The period from the commencement of the Offer until the Expiration Date (as may be extended by the Purchaser) is referred to as the Offer Period.

        5.  Promptly following the Expiration Date, the Purchaser will publicly announce whether or not the conditions to the Offer have been satisfied or, subject to applicable law, waived by the Purchaser. Conditions to the Offer are that:

—	at any time on or after commencement of the Offer and prior to 10:00 a.m., New York time, or 5:00 p.m., Israel time, on the Expiration Date, no “event” (as such term is defined in Section 11 of the Offer to Purchase) shall have occurred, which the Purchaser did not know and could not have known of, and the Purchaser did not foresee and could not have foreseen, in each case, on the date of the Offer to Purchase, and such event would cause the terms of the Offer as a result of such event to become materially different from the terms which a reasonable offeror would have proposed had it known of such event on the date of the Offer to Purchase; and

—	at least one Israeli business day prior to the Expiration Date, the Purchaser shall not have failed to obtain any approvals, licenses, permits or consents of any competent authority or any other approval, which is required under applicable law in order to purchase the Shares pursuant to the Offer.

        The Offer is not conditioned on the availability of financing or the approval of the board of directors of Elron. Please see Section 11 of the Offer to Purchase, which sets forth in full the conditions to the Offer and specifies those conditions to the Offer that are waiveable by the Purchaser.

        6.  If more than 4,440,000 Shares are validly tendered and not properly withdrawn prior to the Expiration Date, the Purchaser will purchase 4,440,000 Shares on a pro rata basis from all tendering shareholders. In these circumstances, the number of Shares that the Purchaser will purchase from each tendering shareholder will be based on the total number of Shares validly tendered and not properly withdrawn by all shareholders prior to the Expiration Date.

        7.  Promptly following the Expiration Date, the Purchaser will announce the results of the Offer and the proration factor, if any. If the Purchaser is unable to promptly determine the final proration results, the Purchaser will announce the preliminary results. Shares accepted for payment pursuant to the Offer will be paid promptly following the calculation of the final proration factor.

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        Enclosed for your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, are copies of the following documents:

1.	Offer to Purchase;

2.	Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients;

3.	A letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining the clients’ instructions with regard to the Offer;

4.	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”);

5.	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

6.	Return envelope addressed to American Stock Transfer & Trust Company, as U.S. Depositary.

        In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the U.S. Depositary of (1) certificates evidencing the Shares (or a confirmation of a book-entry transfer of the shares into the U.S. Depositary’s account at the DTC), (2) the Letter of Transmittal properly completed and duly executed with any required signature guarantees or, in the case of a book-entry transfer, an agent’s message (as described in the Offer to Purchase) and (3) any other required documents. Tender of Shares through guaranteed delivery procedures is not allowed.

        The Purchaser will not pay any fees or commissions to any broker, dealer or other person in connection with the solicitation of tenders of Shares pursuant to the Offer (other than to the U.S. and Israeli Depositaries, Information Agent and its Israeli counsel). However, the Purchaser will, upon request, reimburse you for customary and reasonable mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. The Purchaser will NOT pay or cause to be paid any stock transfer taxes payable with respect to the transfer of shares to it, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

        Any inquiries you may have with respect to the Offer should be addressed to the undersigned at our address and telephone numbers set forth on the back cover page of the Offer to Purchase.

        Additional copies of the enclosed material may be obtained from us, at the address and telephone number set forth on the back cover page of the Offer to Purchase.

Very truly yours,

        ENCLOSURES.

        Nothing contained in this letter or in the enclosed documents shall constitute you or any other person as the agent of the Purchaser, the Information Agent or the U.S. Depositary, or of any affiliate of any of them, or authorize you or any other person to use any document or to make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

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